EXHIBIT 8

List of Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation

Matrix IT Ltd.	Israel

Magic Software Enterprises Ltd.	Israel

nextSource Inc.	United States

Sapiens International Corporation N.V.	Netherlands Antilles Islands